SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)


                                    RTW, INC.
                                 --------------
                                (NAME OF ISSUER)

                           COMMON STOCK, NO PAR VALUE
                         ------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   74974R 10 7
                                   -----------
                                 (CUSIP NUMBER)

                          JEFFREY B. MURPHY, RTW, INC.
                          ----------------------------
                         8500 NORMANDALE LAKE BOULEVARD,
                         -------------------------------
                  MINNEAPOLIS, MN 55439, PHONE: (952) 893-0403
                  --------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                  ---------------------------------------------
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                ------------------------------------------------

                                DECEMBER 7, 2001
                                ----------------
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).


                         CONTINUED ON FOLLOWING PAGE(S))

--------------------- -------- -------------------------------------------------
1                              NAME OF REPORTING PERSON
                               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                               David C. Prosser
--------------------- -------- -------------------------------------------------
2                              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                     (a)      [X]

                                     (b)      [ ]

--------------------- -------- -------------------------------------------------
3                              SEC USE ONLY
--------------------- -------- -------------------------------------------------
4                              SOURCE OF FUNDS

                               NA
--------------------- -------- -------------------------------------------------
5                              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                               REQUIRED PURSUANT TO ITEM 2(d) or 2(e)      [ ]

--------------------- -------- -------------------------------------------------
6                              CITIZENSHIP OR PLACE OF ORGANIZATION

                               U.S.A.
--------------------- -------- -------------------------------------------------
             NUMBER OF                             7    SOLE VOTING POWER

              SHARES                                    873,008

           BENEFICIALLY                            8    SHARED VOTING POWER

             OWNED BY                                   792,658

               EACH                                9    SOLE DISPOSITIVE POWER

             REPORTING                                  873,008

              PERSON                               10   SHARED DISPOSITIVE POWER

               WITH                                     792,658
--------------------- -------- -------------------------------------------------
            11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                               REPORTING PERSON

                               1,665,666
--------------------- -------- -------------------------------------------------
            12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  [X]
--------------------- -------- -------------------------------------------------
            13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                               (11)

                               16.2%
--------------------- -------- -------------------------------------------------
            14                 TYPE OF REPORTING PERSON
                               IN
--------------------- -------- -------------------------------------------------

--------------------- -------- -------------------------------------------------
            1                  NAME OF REPORTING PERSON
                               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                               Margaret F. Prosser
--------------------- -------- -------------------------------------------------
            2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                     (a)    [X]
                                     (b)
--------------------- -------- -------------------------------------------------
            3                  SEC USE ONLY
--------------------- -------- -------------------------------------------------
            4                  SOURCE OF FUNDS

                               NA
--------------------- -------- -------------------------------------------------
            5                  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                               REQUIRED PURSUANT TO ITEM 2(d) or 2(e)      [ ]

--------------------- -------- -------------------------------------------------
            6                  CITIZENSHIP OR PLACE OF ORGANIZATION

                               U.S.A.
--------------------- -------- -------------------------------------------------
             NUMBER OF                             7    SOLE VOTING POWER

              SHARES                                    0

           BENEFICIALLY                            8    SHARED VOTING POWER

             OWNED BY                                   792,658

               EACH                                9    SOLE DISPOSITIVE POWER

             REPORTING                                  0

              PERSON                               10   SHARED DISPOSITIVE POWER

               WITH                                     792,658
--------------------- -------- -------------------------------------------------
            11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                               REPORTING PERSON

--------------------- -------- -------------------------------------------------
            12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  [X]

--------------------- -------- -------------------------------------------------
            13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                               (11)

                               7.7%
--------------------- -------- -------------------------------------------------
            14                 TYPE OF REPORTING PERSON
                               IN
--------------------- -------- -------------------------------------------------

Item 1.  Security and Issurer

          (a)  Name of Issuer
               RTW, Inc., a Minnesota Corporation
               Common Stock, No Par Value

          (b)  Address of Issuer's Principal Executive Offices
               8500 Normandale Boulevard, Suite 1400, Bloomington, MN 55437.

Item 2.  Identity and Background

          (a) Name. This statement is being jointly filed by David C. Prosser and Margaret F. Prosser, husband and wife.

          (b) Address of Principal Business Office Or, if None, Residence. The principal address of David C. Prosser and Margaret F. Prosser is 20645 Radisson Road, Excelsior, MN 55331.

          (c) Present Principal Occupation or Employment. David C. Prosser is the former chief executive officer of RTW, Inc. and currently is a member of its Board of Directors. Margaret F. Prosser is not employed.

          (d)  Criminal Proceedings. - None.

          (e)  Litigation. - None.

          (f)  Citizenship. Mr. and Mrs. Prosser are citizens of the United
               States.

Item 3.  Purpose of Transaction

         By correspondence dated December 7, 2001, David C. Prosser requested that the Board of Director of RTW, Inc. (the "Company") begin the process of transition to new executive management by appointing five new directors identified below. A copy of Mr. Prosser's correspondence is attached to this filing as Exhibit A.

         A number of reasons led Mr. Prosser to the conclusion that new management for the Company is imperative at the present time. These reasons include (i) the Company's recent announcement, in correspondence to shareholders dated November 12, 2001, that it would again have a disappointing fiscal year in which it would fail to report a profit in 2001; (ii) the steadily declining price for the Company's Common Stock ($1.06 per share as of December 7, 2001); and (iii) the announcement last week, on December 5, 2001, that a pending acquisition by American Physicians Capital, Inc. had been aborted.

         A meeting of the Board of Directors is currently scheduled to take place on December 12, 2001, the day following the Annual Meeting of Shareholders on December 11, 2001. Mr. Prosser has requested that, not later than the December 12 Board meeting, the size of the Board be increased and the following individuals be added to the Board of Directors for the terms expiring at the Annual Meeting of Shareholders in the years shown:

                   Nominee                            Year Term Expires
                   -------                            -----------------
             Gregory Koschinska                             2004
         J. Alexander Fjelstad, III                         2003
              John O. Goodwyne                              2003
            Alfred L. LaTendresse                           2002
               Bruce Shilling                               2002

         Messrs. Fjelstad and LaTendresse are both former executive officers of the Company, who, as discussed further below, Mr. Prosser believes should be reinstated now to manage the Company. Mr. Fjelstad was employed by the Company from 1989 to 1998 in a number of senior capacities, including COO of Sales and Marketing and President of the Company's subsidiary, American Compensation Insurance Company ("ACIC"). Mr. LaTendresse was employed by the Company from 1990 to 1998 as its Chief Financial Officer. Most recently, both Messrs. Fjelstad and LaTendresse have been employed by Headwater Systems, Inc., in the capacities of chief executive officer and chief financial officer, respectively, which is a high-tech company involved in computerized search technology.

         Mr. Koschinska is a certified public accountant and a senior partner of Larson, Allen, Weishair & Co., LLP. Mr. Goodwyne is a businessman with extensive experience as a low-voltage electrical contractor, and, in addition, he has knowledge of fire control systems. Dr. Shilling is a retired surgeon who, Mr. Prosser believes, would bring needed medical perspective to the Board of Directors.

         Under the terms of a certain Standstill and Voting Agreement, dated March 6, 2000, Mr. Prosser is precluded for a period of two years from voting his shares of Common Stock in a manner that is contrary to proposals submitted by management or the Board of Directors of the Company for approval or a vote by the shareholders of the Company, including all nominations for the election of directors. A copy of the Standstill and Voting Agreement is attached as Exhibit
10.13 to the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 1999 and incorporated herein by this reference. Mr. Prosser has indicated to the Board that if it fails to appoint the above-named individuals to the Board at the present time he will take the necessary steps to do so once the Standstill and Voting Agreement expires on March 6, 2002.

         Mr. Prosser finally will request the newly-constituted Board to elect immediately the following individuals or executive officers of the Company:

                    Name                                         Office
                    ----                                         ------
         J. Alexander Fjelstad, III                      Chief Executive Officer

            Alfred L. LaTendresse                       Executive Vice President
                                                            President of ACIC

              David C. Prosser                            Chairman of the Board

Coincident with the above elections, Carl B. Lehmann would conclude his employment with the Company as Chairman of the Board, President and Chief Executive Officer.

Item 4.  Interest in Securities of the Issuer

          As of December 7, 2001, the ownership of David C. and Margaret F. Prosser was as follows:

          David C. Prosser
          ----------------

          (a)  Amount Beneficially Owned - 1,665,666

          (b) Of the shares owned by Mr. Prosser, he has the power to vote as follows:

               i.   Sole power to vote or direct the vote - 873,008
               ii.  Shared power to vote or direct the vote - 792,658
               iii. Sole power to dispose or direct the disposition of - 873,008
               iv.  Shared power to dispose or direct the disposition of -
                    792,658

          Margaret F. Prosser
          -------------------

          (a)  Amount Beneficially Owned - 792,658

          (b) Of the shares owned by Mrs. Prosser, she has the power to vote as follows:

               i.   Sole power to vote or direct the vote - 0
               ii.  Shared power to vote or direct the vote - 792,658
               iii. Sole power to dispose or direct the disposition of - 0
               iv.  Shared power to dispose or direct the disposition of -
                    792,658

Included within the share figures indicated above are 51,940 shares owned by the David C. Prosser and Margaret F. Prosser Foundation of which Mr. Prosser is president and for which he serves as trustee. Also included are 28,218 shares held by the David C. Prosser 1995 Unitrust, 75,090 shares held by the David C. Prosser 1996 Unitrust, and 291,796 shares held by the David C. Prosser 1997 Unitrust. Mr. and Mrs. Prosser's son and daughter serve as trustees for each of the just-named Unitrusts.

          (c)  Not applicable.

          (d)  Not applicable.

          (e)  Not applicable.

Item 5.  Material to be Filed as Exhibits

          (a) Correspondence from Mr. Prosser to the Board of Directors of RTW, Inc., dated December 7, 2001.

          (b)  Joint Filing Agreement.



               [Remainder of this page intentionally left blank.]

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2001                                 /s/ David C. Prosser
                                                         -----------------------
                                                         David C. Prosser

                                                         /s/ Margaret F. Prosser
                                                         -----------------------
                                                         Margaret F. Prosser

                                    EXHIBIT A


                                DAVID C. PROSSER
                               20645 RADISSON ROAD
                           EXCELSIOR, MINNESOTA 55331


                                December 7, 2001


Dear Members of the RTW, Inc. Board of Directors:

         Jeff Cappel has confirmed to us that the opportunity to sell RTW or to obtain additional capital is not available at this time and that RTW must go forward as an independent operating company.

         The Company is clearly in crisis and we, as the Board of Directors, must take the actions necessary to provide certainty to the employees, agents, customers and shareholders.

         I request that the Board, not later than its meeting on December 12, 2001, begin the transition to a new management by appointing to the Board of Directors the following individuals for the terms expiring at the annual meeting of shareholders in the years shown.:

                  Gregory Koschinska                          2004
                  J. Alexander Fjelstad                       2003
                  John O. Goodwyne                            2003
                  Alfred L. LaTendresse                       2002
                  Bruce Shilling                              2002

Resumes for each of these nominees were previously circulated to you.

         I want to point out that my Standstill and Voting Agreement expires March 6, 2002. At that time, I will take necessary actions to put this board in place if we are unable to accomplish this now.

         I know that it is the best for all concerned that this transition be accomplished now.

                                                     Very truly yours,

                                                     /s/ David C. Prosser

                                                     DAVID C. PROSSER

                                    EXHIBIT B

                             JOINT FILING AGREEMENT

         The undersigned David C. Prosser and Margaret F. Prosser, hereby agree that this Amendment No. 3 to Schedule 13D relating to securities of RTW, Inc. shall be filed on behalf of each of them.

Dated: December 11, 2001                                 /s/ David C. Prosser
                                                         -----------------------
                                                         David C. Prosser

                                                         /s/ Margaret F. Prosser
                                                         -----------------------
                                                         Margaret F. Prosser